UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2008.
Commission File Number 000-50656
InNexus Biotechnology Inc.

(Translation of registrant’s name into English)
1055 W. Hastings Street, Suite 2200 Vancouver, BC V6E 2E9

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InNexus Biotechnology Inc.
(Registrant)

Date September 19, 2008	By	/s/ Wade Brooksby
(Signature)*
Wade Brooksby
Chief Financial Officer

*	Print the name and title under the signature of the signing officer.

St. Joseph’s Hospital and InNexus Biotechnology Enter
Collaborative Partnership
-Focusing on Development of Treatments For Women with
Endometriosis-
PHOENIX AND BRITISH COLUMBIA, CANADA — September 19, 2008, — St. Joseph’s Hospital and Medical Center, part of Catholic Healthcare West, one of the largest healthcare systems in the West with 42 hospitals in Arizona, California and Nevada and InNexus Biotechnology Inc., (OTCBB: IXSBF, TSX VENTURE: IXS, http://www.ixsbio.com), a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (DXL™) technology, announces a collaborative partnership focusing on the development of treatments for women with endometriosis.
“I am pleased to announce this new partnership between St. Joseph’s Hospital and InNexus to explore, develop and commercialize new therapeutic solutions for women,” said Jeff Morhet, Chairman and CEO of InNexus Biotechnology, “We’ve already identified our first project, aimed at providing new treatments to attack the problem of endometriosis, a painful condition that can lead to other conditions, such as infertility.”
“We’re excited to join InNexus in pursuing new treatments to help women with endometriosis,” says Linda Hunt, President of St. Joseph’s. “We hope this is the first of many collaborations that will ultimately help patients in need.”
Scientific activities of the partnership will be conducted in facilities of both St. Joseph’s Hospital and Medical Center and InNexus’ GLP (Good Lab Practice) certified drug development laboratories with funding provided by research grants, the partners and strategic collaborators. Additional details were not disclosed.
ABOUT ENDOMETRIOSIS
According to the National Institutes of Health, endometriosis occurs when tissues that usually grow inside the uterus instead grow on the outside. These tissues often grow on the surfaces of organs in the pelvis or abdomen, where they are not supposed to grow.
Endometriosis is one of the most common gynecological diseases, affecting more than 5.5 million women in North America. An estimated 2 to 10 percent of women of reproductive age have endometriosis. Additional information can be found at http://www.nichd.nih.gov/health/topics/endometriosis.cfm.

ABOUT ST. JOSEPH’S HOSPITAL AND MEDICAL CENTER
Located in the heart of Phoenix, Arizona, St. Joseph’s Hospital and Medical Center is a 743-bed, not-for-profit hospital that is recognized for outstanding patient care, medical education and research. The hospital is part of Catholic Healthcare West (CHW), one of the largest healthcare systems in the West with 42 hospitals in Arizona, California and Nevada. You can find out more about St. Joseph’s Hospital and Medical Center at www.stjosephs-phx.org.
ABOUT INNEXUS
InNexus is a drug development company commercializing the next generation of monoclonal antibodies based on its DXL™ technology, which improves the potency of existing antibody products while opening new markets and disease applications. DXL™ antibodies utilize unique, novel and patented methods and technologies of InNexus.
InNexus is headquartered in British Columbia with principal management based in Scottsdale, Arizona on the campus of Mayo Clinic and has its own in-house developmental facilities. These development resources provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit http://www.ixsbio.com.
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. This news release may contain assumptions, estimates, and other forward-looking statements that involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company’s control that may cause actual results or performance to differ materially from those currently anticipated in such statements.
CONTACT
InNexus Biotechnology Inc.
Jeff Morhet
Chairman & Chief Executive Officer
480-862-7500
St. Joseph’s Hospital and Medical Center
Kimberly Lodge
Communications Director
602-406-6678